SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 07 February 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





BP p.l.c.
Group Results
4th Quarter and Full Year 2005

                                                      London 7 February 2006


                         FOR IMMEDIATE RELEASE

          RECORD 2005 RESULT, CASH FLOWS AND SHAREHOLDER DISTRIBUTIONS

---------------------------------------------------------------------------
 Fourth   Third  Fourth
Quarter Quarter Quarter                                        Year
   2004    2005    2005   $ million                      2005    2004     %
=======================                                ====================
  3,010   6,463   3,685   Profit for the period*       22,341  17,075
                          Inventory holding
    494  (2,053)    747   (gains) losses               (3,027) (1,643)
-----------------------                                --------------------
  3,504   4,410   4,432   Replacement cost profit      19,314  15,432    25
=======================                                ====================
   8.71   11.86   12.15   - per ordinary share (pence)  50.23   38.64
  16.23   21.04   21.34   - per ordinary share (cents)  91.41   70.71    29
   0.97    1.26    1.28   - per ADS (dollar)             5.48    4.24
=======================                                ====================

Innovene operations have been treated as discontinued operations and presented accordingly within this document.

o BP's fourth quarter replacement cost profit was $4,432 million compared with $3,504 million a year ago, an increase of 26%. For the year, replacement cost profit was $19,314 million compared with $15,432 million, up 25%.

o The fourth quarter result includes a net non-operating charge of $553 millon compared with a net non-operating charge of $1,261 million in the fourth quarter of 2004. In addition, the fourth quarter 2005 result for the Refining and Marketing and Gas, Power and Renewables segments reflects significant volatility arising under IFRS fair value accounting. Furthermore, the Refining and Marketing result includes a significant charge in respect of planned restructuring actions. For the year, the net non-operating charge was $1,754 million compared with a net charge of $1,072 million for the year 2004.

o The fourth quarter trading environment was stronger than a year ago with higher oil and gas realizations and higher refining and retail marketing margins but with lower olefins margins.

o Net cash provided by operating activities for the quarter and year was $4.2 billion and $26.7 billion, respectively, compared with $5.2 billion and $23.4 billion a year ago.

o   The sale of Innovene to INEOS completed on 16 December 2005.

o The ratio of net debt to net debt plus equity was 17% compared with 22% a year ago.

o The quarterly dividend, to be paid in March, is 9.375 cents per share ($0.5625 per ADS) compared with 8.50 cents per share a year ago. For the year, the dividend showed an increase of 21%. In sterling terms, the quarterly dividend is 5.288 pence per share, compared with 4.522 pence per share a year ago; for the year the increase was 24%. During the year, the company repurchased 1,060 million of its own shares at a cost of $11.6 billion. Notwithstanding shares issued in respect of the TNK-BP transaction during the year, shares in issue at end 2005 were 4% lower than a year previously.

    BP Group Chief Executive, Lord Browne, said:

   "BP's fourth quarter result was particularly hit by the continued shutdown of our Texas City refinery, during its refurbishment, and significant non-economic effects of the application of IFRS fair value accounting. Our 2005 result was a record; this reflects the quality of our asset base and operations. Innovene has been sold for an attractive price and earlier than expected. Strong operating cash flows and proceeds from disposals have enabled record distributions to shareholders".


*  Profit attributable to BP shareholders.




                      Summary Quarterly Results

Exploration and Production's fourth quarter result was a record and up 38% on a year ago. This result benefited from higher realizations, partially offset by the hurricane impact on volumes and associated repair costs, the cost of the Thunder Horse stability incident, and higher operating and revenue investment costs.

The Refining and Marketing result reflects the impact of the shutdown of the Texas City refinery for the whole quarter, due to hurricane Rita, along with other storm related disruptions, a significant negative impact related to IFRS fair value accounting and a significant charge in respect of rationalization and efficiency programmes.

In Gas, Power and Renewables, the result reflects lower contributions from the gas trading and marketing business. It also includes a positive impact related to IFRS fair value accounting, in addition to a significant charge related to embedded derivatives.

Finance costs and Other finance expense was $215 million for the quarter compared with $181 million in the previous quarter. This reflects higher interest costs partially offset by higher capitalized interest.

The consolidation adjustment, which removes the margin on sales between segments in respect of inventory at the period end, was a credit of $234 million in the fourth quarter, mainly reflecting the changes in supply patterns and inventory levels due to the shutdown of the Texas City refinery.

The effective tax rate on replacement cost profit of continuing operations was 32.4%.

Capital expenditure was $4.8 billion for the quarter; there were no significant acquisitions. Disposal proceeds were $9.2 billion, primarily from the sale of Innovene to INEOS.

Net debt at the end of the quarter was $16.2 billion. The ratio of net debt to net debt plus equity was 17%.

During the fourth quarter, the company repurchased 332 million of its own shares, at a cost of $3.7 billion. These shares are held in treasury.

The commentaries above and following are based on replacement cost profit.

The financial information for 2004 has been restated to reflect the following, all with effect from 1 January 2005: (a) the adoption by the group of International Financial Reporting Standards (IFRS) (see Note 1); (b) the change in accounting policy for sales and purchases (see Note 4); (c) the Mardi Gras pipeline system has been transferred from Exploration and Production to Refining and Marketing; (d) the aromatics and acetyls operations and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany have been transferred from the former Petrochemicals segment to Refining and Marketing;
(e) the olefins and derivatives operations have been transferred from the former Petrochemicals segment to the Olefins and Derivatives business. The legacy historical results of other petrochemicals assets that had been divested during 2004 and 2003 are included within Other businesses and corporate; (f) the Grangemouth and Lavera refineries have been transferred from Refining and Marketing to the Olefins and Derivatives business; and (g) the Hobbs fractionator has been transferred from Gas, Power and Renewables to the Olefins and Derivatives business. The Olefins and Derivatives business is reported within Other businesses and corporate. This re-organisation was a precursor to seeking to divest the Olefins and Derivatives business. As indicated in Note 3, during 2005 we have divested Innovene and shown these activities as discontinued operations in these accounts. Innovene represented the majority of the Olefins and Derivatives business.



                          Non-operating Items

                                                        Fourth Quarter
$ million                                                         2005
                                                               =======
Exploration and Production                                        (979)
Refining and Marketing                                              50
Gas, Power and Renewables                                         (307)
Other businesses and corporate                                     (64)
                                                               -------
                                                                (1,300)
Taxation(a)                                                        421
                                                               -------
Continuing operations                                             (879)
Innovene Operations                                   136
Taxation(a)                                           190          326
                                                  -------      -------
Total for all operations                                          (553)
                                                               =======

(a) Taxation on non-operating items related to Innovene operations includes the actual tax effects arising on the loss on re-measurement to fair value and the sale to INEOS; other non-operating items are tax effected at 32.4%, the effective tax rate for continuing operations.


    Reconciliation of Replacement Cost Profit to Profit for the Period


   Fourth     Third    Fourth
  Quarter   Quarter   Quarter                                     Year
     2004      2005      2005  $ million                     2005      2004
=============================                              ================
    4,750     6,535     6,567  Exploration and Production  25,491    18,077
    1,337     1,858      (160) Refining and Marketing       4,405     5,240
      495       314       117  Gas, Power and Renewables    1,009       915
                               Other businesses and
     (245)     (452)     (403)  corporate                  (1,186)      156
                               Consolidation adjustments
                                 Unrealized profit
       57      (285)      234     in inventory               (208)     (191)
                                 Net profit on transactions
                                  between continuing and
       31       144       128     Innovene operations (a)     527       188
-----------------------------                              ----------------
                               RC profit before interest
    6,425     8,114     6,483   and tax                    30,038    24,385
-----------------------------                              ----------------
                               Finance costs and other
     (264)     (181)     (215)  finance expense              (761)     (780)
   (1,818)   (2,674)   (2,029) Taxation(b)                 (9,473)   (7,082)
      (59)      (68)      (93) Minority interest             (291)     (187)
-----------------------------                              ----------------
                               RC profit for continuing
                                operations attributable
    4,284     5,191     4,146   to BP shareholders (c)     19,513    16,336
=============================                              ================
                               Inventory holding gains
                                (losses) for continuing
     (493)    1,938      (903)  operations                  2,644     1,361
-----------------------------                              ----------------
                               Profit for the period for
                                continuing operations
                                attributable to BP
    3,791     7,129     3,243   shareholders               22,157    17,697
                               Profit (loss) for the period
     (781)     (666)      442   from Innovene operations(d)   184      (622)
-----------------------------                              ----------------
                               Profit for the period
                                attributable to
    3,010     6,463     3,685   BP shareholders            22,341    17,075
=============================                              ================
                               RC profit for continuing
                                operations attributable to
    4,284     5,191     4,146   BP shareholders            19,513    16,336
                               RC profit for Innovene
     (780)     (781)      286   operations                   (199)     (904)
-----------------------------                              ----------------
    3,504     4,410     4,432  Replacement cost profit     19,314    15,432
=============================                              ================


(a) In the circumstances of discontinued operations, Accounting Standards require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations and vice versa. This adjustment has two offsetting elements: the net margin on crude refined by Innovene as substantially all crude for their refineries is supplied by BP and most of the refined products manufactured are taken by BP; and the margin on sales of feedstock from BP's US refineries to Innovene's manufacturing plants. The profits attributable to individual segments are not affected by this adjustment. Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.

(b) The fourth quarter effective tax rate on continuing operations of 32.4% is calculated as the tax charge ($2,029 million) divided by RC profit for continuing operations after interest ($6,483-$215=$6,268 million).

(c) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure. Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.

(d)   See further detail in Note 3.


                              Per Share Amounts

    Fourth      Third     Fourth
   Quarter    Quarter    Quarter                                  Year
      2004       2005       2005                             2005       2004
================================                       =====================
                                  Results for the
                                  period ($m)
     3,010      6,463      3,685  Profit*                  22,341     17,075
     3,504      4,410      4,432  Replacement cost profit  19,314     15,432
--------------------------------                        --------------------
                                  Shares in issue at
21,525,978 20,984,851 20,657,045  period end (thousand)20,657,045 21,525,978
                                  - ADS equivalent
 3,587,663  3,497,475  3,442,841  (thousand)            3,442,841  3,587,663
                                  Average number of
                                  shares outstanding
21,607,872 21,007,316 20,792,896  (thousand)           21,125,902 21,820,535
                                  - ADS equivalent
 3,601,312  3,501,219  3,465,483  (thousand)            3,520,984  3,636,756
--------------------------------                       ---------------------
                                  Per ordinary share
                                  (cents)
     14.00      30.75      17.90  Profit for the period    105.74      78.24
                                  RC profit
     16.23      21.04      21.34  for the period            91.41      70.71

                                  Per ADS (cents)
     84.00     184.50     107.40  Profit for the period    634.44     469.44
                                  RC profit
     97.38     126.24     128.04  for the period           548.46     424.26
--------------------------------                       ---------------------


*   Profit attributable to BP shareholders.


                        Exploration and Production

 Fourth   Third  Fourth
Quarter Quarter Quarter                                             Year
   2004    2005    2005   $ million                            2005    2004
=======================                                      ==============
  4,747   6,536   6,575  Profit before interest and tax(a)   25,508  18,087
      3      (1)     (8) Inventory holding (gains) losses       (17)    (10)
-----------------------                                       --------------
                         Replacement cost profit
  4,750   6,535   6,567  before interest and tax             25,491  18,077
=======================                                      ==============

                         Results include:
                         Impairment and gain (loss) on sale of
   (236)   (106)     62  businesses and fixed assets            893    (469)
      -       -       -  Environmental and other provisions       -       -
                         Restructuring, integration and
      -       -       -  rationalization costs                    -       -
                         Fair value gain (loss) on
      -     (53)   (801) embedded derivatives                (1,688)      -
      8      12    (240)  Other                                (203)    (27)
-----------------------                                       --------------
   (228)   (147)   (979) Total non-operating items             (998)   (496)

=======================                                      ==============

    258     177     208  Exploration expense                    684     637
                         Of which:
    151      93      81  Exploration expenditure written off    305     274
=======================                                      ==============

                         Production (Net of Royalties) (b)
  2,396   2,313   2,400  Crude oil (mb/d)                     2,389   2,340
    197     159     164  Natural gas liquids (mb/d)             173     191
  2,593   2,472   2,564  Total liquids (mb/d)(c)              2,562   2,531
  8,714   7,841   8,458  Natural gas (mmcf/d)                 8,424   8,503
  4,095   3,824   4,022  Total hydrocarbons (mboe/d)(d)       4,014   3,997
=======================                                      ==============

                         Average realizations (e)
  41.01   56.83   53.92  Crude oil ($/bbl)                    50.27   36.45
  31.20   36.70   39.29  Natural gas liquids ($/bbl)          33.23   26.75
  39.88   54.80   52.44  Total liquids ($/bbl)                48.51   35.39
   4.28    4.75    6.24  Natural gas ($/mcf)                   4.90    3.86
  32.64   41.68   44.56  Total hydrocarbons ($/boe)           38.86   29.20
=======================                                      ==============

                         Average oil marker prices($/bbl)
  43.85   61.63   56.87  Brent                                54.48   38.27
  48.29   63.18   60.01  West Texas Intermediate              56.58   41.49
  42.62   60.91   57.89  Alaska North Slope US West Coast     53.55   38.96
=======================                                      ==============

                         Average natural gas marker prices
   7.07    8.53   13.00  Henry Hub gas price ($/mmbtu)(f)      8.65    6.13

                         UK Gas - National
  28.51   29.26   65.30  Balancing Point (p/therm)            40.71   24.39

=======================                                      ==============

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b)   Includes BP's share of production of equity-accounted entities.

(c)   Crude oil and natural gas liquids.

(d) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e) Based on turnover of consolidated subsidiaries only - this excludes equity-accounted entities.

(f)   Henry Hub First of the Month Index.


                        Exploration and Production

The replacement cost profit before interest and tax for the fourth quarter was $6,567 million, a record result, up 38% from the fourth quarter of 2004. This result benefited from higher realizations, partially offset by the hurricane impact on volumes and associated repair costs, the cost of the Thunder Horse stability incident, and higher operating and revenue investment costs.

Included in the result for the quarter were net non-operating charges of $979 million, primarily arising from fair value losses of $801 million on embedded derivatives relating to North Sea gas contracts, and a charge of $265 million on the cancellation of an intra-group gas supply contract (which is offset by a gain in our Gas, Power and Renewables segment). The corresponding quarter of 2004 contained net non-operating charges of $228 million.

The replacement cost profit before interest and tax for the full year at $25,491 million was a record, up 41% on a year ago. This reflects higher realizations, partly offset by costs associated with the hurricanes and Thunder Horse, and higher operating and revenue investment costs. The year's result included net non-operating charges of $998 million primarily arising from fair value losses on embedded derivatives of $1,688 million, net gains on sales of assets of $1,159 million, mainly from the sale of Ormen Lange in the first quarter, and net impairment charges of $266 million. The full year results in 2004 included net non-operating charges of $496 million.

Production for the quarter at 4,022 mboe/d was 2% lower than in the fourth quarter of 2004, principally as a result of the lost production owing to the hurricane damage in the Gulf of Mexico.

Total production for the year was 4,014 mboe/d, compared with 3,997 mboe/d in 2004. Increases in production in our New Profit Centres and TNK-BP were offset by the effect of the hurricanes, higher planned maintenance shutdowns, anticipated decline and operational issues in our Existing Profit Centres.

We estimate the opportunity losses caused by the hurricanes in the fourth quarter and year to be in the region of $950 million for the fourth quarter and $1,600 million for the full year.

Projects in our New Profit Centres are progressing well. During the quarter the West Azeri project in Azerbaijan achieved first production four months ahead of schedule, and good progress is being made on the completion of the BTC pipeline with the first lifting at Ceyhan in Turkey expected in the second quarter of 2006. In Trinidad, Atlantic LNG Train 4 started production in mid December with the Cannonball gas development expected to start production in the first quarter of 2006. Repairs and construction of the Thunder Horse platform in the Gulf of Mexico are proceeding offshore, and production is expected to start in the second half of 2006. In Russia, TNK-BP disposed of non-core producing assets in the Saratov region, along with the Orsk refinery. In our Existing Profit Centres, production commenced from the Rhum and Farragon fields in the North Sea.

BP's proved reserve replacement ratio, on a UK SORP basis, was 100% on a combined basis of subsidiaries and equity-accounted entities, excluding acquisitions and disposals. This is the thirteenth consecutive year that we have at least replaced our production.

                         Refining and Marketing



 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005  $ million                             2005    2004
=======================                                       =============
                         Profit (loss) before interest
    811   3,697  (1,068)  and tax(a)                          6,942   6,544
    526  (1,839)    908  Inventory holding (gains) losses    (2,537) (1,304)
-----------------------                                       -------------
                         Replacement cost profit (loss)
  1,337   1,858    (160)  before interest and tax             4,405   5,240
=======================                                       =============

                         Results include:
                         Impairment and gain (loss) on sale
   (333)    (14)     50  of businesses and fixed assets          84    (456)
      -    (140)      -  Environmental and other provisions    (140)   (206)
                         Restructuring, integration and
    (32)      -       -  rationalization costs                    -     (32)
                         Fair value gain (loss) on
      -       -       -  embedded derivatives                     -       -
      -       -       -  Other                                 (733)      -
-----------------------                                       -------------
   (365)   (154)     50  Total non-operating items             (789)   (694)
=======================                                       =============

                         Refinery throughputs(b) (mb/d)
    218     202     144  UK                                     180     208
    601     687     664  Rest of Europe                         667     684
  1,436   1,328     942  USA                                  1,255   1,373
    296     296     288  Rest of World                          297     342
-----------------------                                       -------------
  2,551   2,513   2,038  Total throughput                     2,399   2,607
=======================                                       =============
   96.5    92.6    90.9  Refining availability (%)             92.9    95.4
=======================                                       =============
                         Oil sales volumes (mb/d)
                         Refined products
    335     369     358  UK                                     355     322
  1,363   1,402   1,343  Rest of Europe                       1,354   1,360
  1,664   1,674   1,559  USA                                  1,634   1,682
    627     599     573  Rest of World                          599     638
-----------------------                                      --------------
  3,989   4,044   3,833  Total marketing sales                3,942   4,002
  2,194   2,010   1,448  Trading/supply sales                 1,946   2,396
-----------------------                                      --------------
  6,183   6,054   5,281  Total refined product sales          5,888   6,398
  2,569   2,803   2,710  Crude oil                            2,804   2,691
-----------------------                                      --------------
  8,752   8,857   7,991  Total oil sales                      8,692   9,089
=======================                                      ==============
                         Global Indicator Refining Margin(c)
                         ($/bbl)
   4.72    7.78    5.51  NWE                                   5.47    4.28
   5.52   17.12   11.64  USGC                                 11.40    7.15
   1.65   13.40    7.91  Midwest                               8.19    5.08
  10.36   17.57    8.90  USWC                                 13.49   11.27
   8.02    6.52    4.42  Singapore                             5.56    4.94
   5.69   12.35    7.60  BP Average                            8.60    6.31
=======================                                      ==============
                         Chemicals production (kte)
    316     284     281  UK                                   1,199   1,302
    779     771     811  Rest of Europe                       3,123   3,189
  1,122     890     676  USA                                  3,891   4,643
    990   1,115   1,049  Rest of World                        4,154   4,016
-----------------------                                      --------------
  3,207   3,060   2,817  Total production                    12,367  13,150
=======================                                      ==============


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Refinery throughputs exclude the Grangemouth and Lavera refineries which are now treated as discontinued operations within Other businesses and corporate.

(c) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate. The GIM data shown above excludes the Grangemouth and Lavera refineries.

                         Refining and Marketing

The replacement cost loss before interest and tax for the fourth quarter was $160 million compared with a profit of $1,337 million for the same period in 2004. The replacement cost profit before interest and tax for the year was $4,405 million compared with $5,240 million in 2004.

The reduction in the fourth quarter result compared with a year ago was driven by three significant factors. Firstly, the impact of the shutdown, throughout the quarter, of the Texas City refinery, along with other storm-related supply disruptions to a number of our US-based businesses. Compared with the fourth quarter of 2004, the reduction in replacement cost profit before interest and tax in respect of these disruptions was some $870 million; compared with the third quarter of 2005 the reduction was $670 million. Secondly, the fourth quarter's result was adversely impacted by $454 million of accounting effects. This resulted from a combination of changes in both inventory levels and the forward trajectory of market prices across the quarter, and compares to a net gain of $114 million in the third quarter of 2005. The third factor was a charge of $467 million in respect of rationalization and efficiency programmes, mainly across our marketing activities in Europe. This has not been identified as a non-operating item.

The fourth quarter's result includes a net non-operating gain of $50 million primarily from retail divestments. In comparison, the net charge for non-operating items in the fourth quarter of 2004 was $365 million.

Supply disruptions in the USA and market uncertainty continued into the fourth quarter of 2005. The average refining Global Indicator Margin (GIM) fell sharply from the record levels of last quarter but was higher than those of the equivalent quarter last year. Retail marketing margins recovered strongly from the third quarter and were above those of the equivalent quarter last year, although margins in our other marketing businesses were lower. In addition to the impact of the three significant factors identified above, the fourth quarter result also reflects the impact of lower refining availability compared to the equivalent quarter last year.

Refining throughputs for the quarter were 2,038 mb/d, some 513 mb/d lower than in the fourth quarter of 2004 due principally to the complete shut down of the Texas City refinery late in the third quarter. Marketing volumes were 3,833 mb/ d, lower than those in the same quarter last year due primarily to hurricane-related supply disruptions in the USA.

The full year result of $4,405 million was also impacted by the factors outlined above: the Texas City refinery outage, adverse impacts related to fair value accounting and costs associated with the rationalization and efficiency programmes.

The full year average GIM was higher than that for the full year 2004, and consistent with the increase in BP's actual realized refining margin. Retail marketing margins, despite the recovery in the fourth quarter, were significantly lower than those for the full year 2004, although partly offset by increases in our other marketing businesses. Our purchased energy costs and operating and investment costs were higher year-on-year due to refinery repair, manufacturing integrity costs and the initial charges for the rationalization and efficiency programmes mentioned above.

The full year result includes a charge of $789 million for non-operating items compared with a charge of $694 million in 2004. Included in the 2005 charge is $700 million in respect of fatality and personal injury claims associated with the Texas City incident and charges in respect of new, and revisions to existing, environmental and other provisions.

The total opportunity loss in respect of the Texas City refinery shutdown and storms, at prevailing margins, is estimated at around $1,800 million for the year.

                          Gas, Power and Renewables

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005  $ million                             2005    2004
=======================                                       =============
    523     412     114  Profit before interest and tax(a)    1,104     954
    (28)    (98)      3  Inventory holding (gains) losses       (95)    (39)
-----------------------                                       -------------
                         Replacement cost profit
    495     314     117   before interest and tax             1,009     915
=======================                                       =============

                         Results include:
                         Impairment and gain (loss) on sale
     40      (2)    (26)  of businesses and fixed assets         55      56
      -       6       -  Environmental and other provisions       6       -
                         Restructuring, integration and
      -       -       -   rationalization costs                   -       -
                         Fair value gain (loss)
      -      91    (546)  on embedded derivatives              (346)      -
      -       -     265  Other                                  265       -
-----------------------                                       -------------
     40      95    (307) Total non-operating items              (20)     56
=======================                                       =============

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the fourth quarter and full year was $117 million and $1,009 million respectively, compared with $495 million and $915 million a year ago. Non-operating items for the fourth quarter include fair value losses on embedded derivatives of $546 million and $265 million compensation received on the cancellation of an intra-group gas supply contract (which is offset by a loss in our Exploration and Production segment).

The fourth quarter result is lower than the same period in 2004 primarily due to lower contributions from the gas trading and marketing business and the net non-operating charge described above, partially offset by a $289 million positive impact related to IFRS fair value accounting. The full year result is higher than in 2004 reflecting higher contributions from the operating businesses.

                        Other Businesses and Corporate

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005  $ million                             2005    2004
=======================                                       =============
                         Profit (loss) before
   (237)   (452)   (403)  interest and tax(a)                (1,191)    164
     (8)      -       -  Inventory holding (gains) losses         5      (8)
-----------------------                                       -------------
                         Replacement cost profit (loss)
   (245)   (452)   (403)  before interest and tax (b)        (1,186)    156
=======================                                       =============
                         Results include:
                         Impairment and gain (loss) on sale
      8       4       -   of businesses and fixed assets         38   1,164
      -    (296)     (4) Environmental and other provisions    (278)   (283)
                         Restructuring, integration and
    (85)     (6)    (57)  rationalization costs                (134)   (102)
                         Fair value gain (loss) on
      -       8      (3)  embedded derivatives                  (13)      -
     66       -       -  Other                                    3      66
-----------------------                                       -------------
    (11)   (290)    (64) Total non-operating items             (384)    845
=======================                                       =============


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Includes the portion of Olefins and Derivatives not included in the sale of Innovene to INEOS. This includes the equity-accounted investments in China and Malaysia that were part of Olefins and Derivatives.

Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The group's interests in PetroChina and Sinopec were divested in early 2004. The fourth quarter's result includes a net charge of $64 million in respect of non-operating items.

                             Dividends Payable

                                                            June, September,
    March  December    March                             December and March
     2005      2005     2006                               2005/06   2004/05
============================                             ===================
                             Dividends per ordinary share
     8.50     8.925    9.375 cents                          35.725     29.45
    4.522     5.061    5.288 pence                          19.918    16.099

     51.0     53.55    56.25 Dividends per ADS (cents)      214.35    176.70
----------------------------                             -------------------

BP today announced a dividend of 9.375 cents per ordinary share to be paid in March. Holders of ordinary shares will receive 5.288 pence per share and holders of American Depository Receipts (ADRs) $0.5625 per ADS share. The dividend is payable on 13 March to shareholders on the register on 24 February. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 13 March.


                                Outlook

BP Group Chief Executive, Lord Browne, concluded:

"World economic growth has continued at near trend rates. In addition to sustained growth in the US and Asia, there has been an acceleration of activity in Europe; the near-term global outlook appears solid.

"Crude oil prices averaged $56.87 per barrel (Dated Brent) in the fourth quarter, a decline of nearly $5 per barrel from the third quarter average but more than $13 per barrel above the same period last year. Prices weakened in face of ample inventories and relatively mild weather in the early part of the fourth quarter, and despite large production losses from hurricanes Katrina and Rita. Prices rebounded in December with the onset of colder weather and have been sustained above $60 in 2006. Oil prices are expected to remain strong but remain dependent upon OPEC production levels and geopolitical concerns.

"US natural gas prices averaged $13/mmbtu (Henry Hub first of month index) in the fourth quarter, up nearly $4.50 per mmbtu versus the third quarter. Lost supply following hurricanes Katrina and Rita and the onset of the winter heating season pushed prices above distillate parity for most of December. In recent weeks prices have traded closer to parity with residual fuel oil. US gas prices are expected to track oil prices but remain vulnerable to weather-related price spikes in the months ahead.

"UK gas prices (National Balancing Point) more than doubled in the fourth quarter to 65.3 pence per therm from 29.3 pence per therm in the third quarter in face of concerns about gas availability through the winter. Prompt prices have recently eased but remain volatile. Supplies are expected to be adequate in the face of normal winter weather.

"Average global refining margins softened to $7.60/bbl in the fourth quarter. The disruptions caused by last autumn's hurricanes eased during the quarter as new sources of product supply were accessed. Oil product stocks currently appear adequate to meet winter demand and global margins have softened further during 2006 to date. However, margin spikes are still possible during extended periods of cold weather and a heavier than normal maintenance programme.

"During the fourth quarter, retail margins benefited from falling product prices particularly in the first two months of the quarter. During December and so far in 2006, a rise in wholesale gasoline and crude prices is evident. Marketing margins are expected to remain volatile.

"Following a comprehensive refurbishment, the steam system at the Texas City refinery was successfully recommissioned in December 2005. Initial production is expected to commence in the first quarter, with further units restarting in a phased programme, primarily in the second and third quarters.

"Our strategy is unchanged. We continue to execute it with discipline and focus. Our ability to capture the benefit of current prices and margin strength underpins continued dividend growth and continuing share buybacks subject to market conditions and constraints. Capital expenditure excluding acquisitions for the year was about $14 billion and is expected to be around $15 billion in 2006 with divestments in the region of $3 billion."

     ----------------------------------------------------------------------

     The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding first lifting of oil from the BTC pipeline, the start-up of production from the Cannonball gas development, the timing of production from the Thunder Horse platform, world economic growth, oil prices, US and UK gas prices and supplies, oil product stocks, margins, production at Texas City, dividends and share buy-backs and capital expenditure. By their nature, forward looking statements involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2004 and our 2004 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

     ----------------------------------------------------------------------



                          BP p.l.c. and Subsidiaries
                      Summarized Group Income Statement

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                         Sales and other operating
 53,343  69,310  64,708    revenues (Notes 4 and 5)         249,465 199,876
                         Earnings from jointly controlled
    358   1,020     835    entities - after interest and tax  3,083   1,818
                         Earnings from associates - after
    130     112     133    interest and tax                     460     462
    230     113     229  Interest and other revenues            613     615
-----------------------                                      --------------
 54,061  70,555  65,905  Total revenues                     253,621 202,771
                         Gain on sale of businesses and
    273      30     210    fixed assets                       1,538   1,685
-----------------------                                      --------------
 54,334  70,585  66,115  Total revenues and other income    255,159 204,456

 36,210  49,345  45,541  Purchases                          172,699 135,907
                         Production and manufacturing
  4,420   4,590   6,118    expenses                          21,092  17,330
    647     834     830  Production and similar taxes (Note 6)3,010   2,149
                         Depreciation, depletion and
  2,430   2,041   2,351    amortization                       8,771   8,529
                         Impairment and losses on sale of
    796     148     124    businesses and fixed assets          468   1,390
    258     177     208  Exploration expense (Note 6)           684     637
                         Distribution and administration
  3,641   3,444   4,013    expenses                          13,706  12,768
                         Fair value (gain) loss on embedded
      -     (46)  1,350    derivatives                        2,047       -
-----------------------                                      --------------
                         Profit before interest and
                           taxation from continuing
  5,932  10,052   5,580    operations                        32,682  25,746
    143     144     172  Finance costs (Note 7)                 616     440
    121      37      43  Other finance expense (Note 8)         145     340
-----------------------                                      --------------
                         Profit before taxation
  5,668   9,871   5,365    from continuing operations        31,921  24,966
                         Taxation (includes overseas
                           Taxation of $9,082 million,
  1,818   2,674   2,029    2004 $5,461 million)               9,473   7,082
-----------------------                                      --------------
  3,850   7,197   3,336  Profit from continuing operations   22,448  17,884
                         Profit (loss) from Innovene
   (781)   (666)    442    operations (Note 3)                  184    (622)
-----------------------                                      --------------
  3,069   6,531   3,778  Profit for the period               22,632  17,262
=======================                                      ==============
                         Attributable to:
  3,010   6,463   3,685  BP shareholders                     22,341  17,075
     59      68      93  Minority interest                      291     187
-----------------------                                      --------------
  3,069   6,531   3,778                                      22,632  17,262
=======================                                      ==============
                         Earnings per share - cents
                         Profit for the period
                           attributable to BP shareholders
  14.00   30.75   17.90    Basic                             105.74   78.24
  13.75   30.54   17.68    Diluted                           104.52   76.87

                         Profit from continuing operations
                           Attributable to BP shareholders
  17.57   33.87   15.82    Basic                             104.87   81.09
  17.26   33.62   15.62    Diluted                           103.66   79.66
=======================                                      ==============

                      Summarized Group Balance Sheet

                                                  31 December  31 December
                                                         2005         2004
                                                 =========================
                                                           $ million
Non-current assets
Property, plant and equipment                          85,947       93,092
Goodwill                                               10,371       10,857
Other intangible assets                                 4,772        4,205
Investments in jointly controlled entities             13,556       14,556
Investments in associates                               6,217        5,486
Other investments                                         967          394
                                                     ---------------------
Fixed assets                                          121,830      128,590
Loans                                                     821          811
Other receivables                                         770          429
Derivative financial instruments                        3,652          898
Prepayments and accrued income                          1,269          354
Defined benefit pension plan surplus                    3,282        2,105
                                                     ---------------------
                                                      131,624      133,187
                                                     ---------------------
Current assets
Loans                                                     132          193
Inventories                                            19,760       15,645
Trade and other receivables                            40,902       37,099
Derivative financial instruments                        9,726        5,317
Prepayments and accrued income                          1,598        1,671
Current tax receivable                                    212          159
Cash and cash equivalents                               2,960        1,359
                                                     ---------------------
                                                       75,290       61,443
                                                     ---------------------
Total assets                                          206,914      194,630
                                                     =====================

Current liabilities
Trade and other payables                               42,136       38,540
Derivative financial instruments                        9,083        5,074
Accruals and deferred income                            5,970        4,482
Finance debt                                            8,932       10,184
Current tax payable                                     4,274        4,131
Provisions                                              1,102          715
                                                     ---------------------
                                                       71,497       63,126
                                                     ---------------------
Non-current liabilities
Other payables                                          1,935        3,581
Derivative financial instruments                        3,696          158
Accruals and deferred income                            3,164          699
Finance debt                                           10,230       12,907
Deferred tax liabilities                               16,443       16,701
Provisions                                              9,954        8,884
Defined benefit pension plan and other
  post-retirement benefit plan deficits                 9,230       10,339
                                                     ---------------------
                                                       54,652       53,269
                                                     ---------------------
Total liabilities                                     126,149      116,395
                                                     ---------------------
Net assets                                             80,765       78,235
                                                     =====================
Equity
BP shareholders' equity                                79,976       76,892
Minority interest                                         789        1,343
                                                     ---------------------
                                                       80,765       78,235
                                                     =====================


                     Movement in BP Shareholders' Equity

Movement in BP shareholders' equity:                             $ million

At 31 December 2004                                                 76,892
Adoption of IAS 39                                                    (243)
                                                                    ------
As restated at 1 January 2005                                       76,649
Profit for the year                                                 22,341
Distribution to shareholders                                        (7,359)
Currency translation differences (net of tax)                       (2,479)
Exchange differences on translation of foreign operations
  transferred to loss on sale (net of tax)                            (220)
Actuarial gain on pension and other post-retirement
  benefits plans (net of tax)                                          619
Repurchase of ordinary share capital                               (11,597)
Issue of ordinary share capital for employee share schemes             534
Issue of ordinary share capital for TNK-BP                           1,250
Purchase of shares by ESOP trusts                                     (251)
Share-based payment accrual (net of tax)                               412
Available-for-sale investments (net of tax)                            190
Cash flow hedges (net of tax)                                         (113)
                                                                    ------
At 31 December 2005                                                 79,976
                                                                    ======


                      Summarized Group Cash Flow Statement

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                         Operating activities
                         Profit before taxation from
  5,668   9,871   5,365    continuing operations             31,921  24,966
                         Adjustments to reconcile profits
                           before tax to net cash provided by
                           operating activities
    151      93      81  Exploration expenditure written off    305     274
                         Depreciation, depletion and
  2,430   2,041   2,351    amortization                       8,771   8,529
                         Impairment and (gain) loss on sale
    523     118     (86)   of businesses and fixed assets    (1,070)   (295)
                         Earnings from jointly controlled
   (488) (1,132)   (968)   entities and associates           (3,543) (2,280)
                         Dividends received from jointly
    756     893     844    controlled entities and associates 2,833   2,199
 (3,098) (5,718) (4,171) Working capital and other movements(13,466) (9,346)
-----------------------                                     ---------------
                         Net cash provided by operating
                           activities of continuing
  5,942   6,166   3,416    operations                        25,751  24,047
                         Net cash provided by (used in)
                           operating activities of
   (785)    205     823    Innovene operations                  970    (669)
-----------------------                                     ---------------
                         Net cash provided by
  5,157   6,371   4,239    operating activities              26,721  23,378
-----------------------                                     ---------------
                         Investing activities
 (3,805) (3,069) (3,476) Capital expenditure                (12,281)(12,286)
 (1,489)      -     (60) Acquisitions, net of cash acquired     (60) (1,503)
                         Investment in jointly controlled
   (134)     (2)   (132)   entities                            (185) (1,648)
   (190)    (82)   (252) Investment in associates              (619)   (942)
                         Proceeds from disposal of
    894     226     825    fixed assets                       2,803   4,236
      -       -   8,397  Proceeds from disposal of businesses 8,397     725
     84      11      32  Proceeds from loan repayments          123      87
      -       -      93  Other                                   93       -
-----------------------                                     ---------------
                         Net cash provided by (used in)
 (4,640) (2,916)  5,427    investing activities              (1,729)(11,331)
-----------------------                                     ---------------
                         Financing activities
 (1,942) (3,661) (3,687) Net repurchase of shares           (11,315) (7,208)
    900     497     685  Proceeds from long-term financing    2,475   2,675
   (921)   (420) (1,197) Repayments of long-term financing   (4,820) (2,204)
                         Net increase (decrease) in short-
  2,529   2,983  (2,423)   term debt                         (1,457)    (24)
 (1,535) (1,871) (1,856) Dividends paid - BP shareholders    (7,359) (6,041)
     (8)    (87)   (405)                - Minority interest    (827)    (33)
-----------------------                                     ---------------
                         Net cash used in financing
   (977) (2,559) (8,883)   activities                       (23,303)(12,835)
-----------------------                                     ---------------
                         Currency translation differences
                           relating to cash and cash
     78     (74)     (5)   equivalents                          (88)     91
-----------------------                                     ---------------
                         Increase (decrease) in cash and
   (382)    822     778    cash equivalents                   1,601    (697)
                         Cash and cash equivalents at
  1,741   1,360   2,182    beginning of period                1,359   2,056
-----------------------                                     ---------------
                         Cash and cash equivalents at
  1,359   2,182   2,960    end of period                      2,960   1,359
=======================                                     ===============


                    Summarized Group Cash Flow Statement

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005                                        2005    2004
=======================                                      ==============

       $ million                                                 $ million

                         Working capital and other movements
   (129)    (86)   (228) Interest receivable                   (479)   (284)
    193      81     208  Interest received                      401     331
    143     144     172  Interest payable                       616     440
   (227)   (384)   (292) Interest paid                       (1,127)   (698)
    121      37      43  Other finance expense                  145     340
     68      66      56  Share-based payments                   278     224
                         Net operating charge for pensions and
                           other post-retirement benefits,
    (54)    (21)   (398)   less contributions                  (435)    (84)
                         Net charge for provisions,
   (364)    440    (284)   less payments                        600    (110)
    127  (3,737)   (318) (Increase) decrease in inventories  (6,638) (3,182)
                         (Increase) decrease in trade and
 (4,160)(10,116)   (386)   other receivables                (16,427)(10,225)
                         Increase (decrease) in trade and
  3,580  10,425     300    other payables                    18,628  10,290
 (2,396) (2,567) (3,044) Income taxes paid                   (9,028) (6,388)
-----------------------                                      ---------------
 (3,098) (5,718) (4,171)                                    (13,466) (9,346)
=======================                                      ===============

                 Group Statement of Recognized Income and Expense

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005                                        2005    2004
=======================                                      ==============

       $ million                                                 $ million

  2,424    216     (308) Currency translation differences     (2,490) 2,283
                         Exchange gain on translation of
                           foreign operations transferred to
                           gain or loss on sale of businesses
      -      -     (315)   and fixed assets                     (315)   (78)
                         Actuarial gain relating to pensions
    107      -      975    and other post-retirement benefits    975    107
      -     47      236  Available-for-sale investments          262      -
      -    (11)      (5) Cash flow hedges                       (176)     -
                         Unrealized gain on acquisition of
                           further investment in equity-
     94      -        -    accounted investments                   -     94
    (52)   (17)    (295) Taxation                               (259)   (73)
-----------------------                                      ---------------
                         Net income recognized directly
  2,573    235      288    in equity                          (2,003)  2,333
  3,069  6,531    3,778  Profit for the period                22,632  17,262
-----------------------                                      ---------------
                         Total recognized income and expense
  5,642  6,766    4,066    relating to the year               20,629  19,595
                         Change in accounting policy -
                         adoption of IAS 32 and 39 on
      -      -        -    1 January 2005                       (243)      -
-----------------------                                      ---------------
                         Total recognized income and expense
  5,642  6,766    4,066    since last annual accounts         20,386  19,595
=======================                                      ===============
                         Attributable to:
  5,583  6,698    3,973    BP shareholders                    20,095  19,408
     59     68       93    Minority interest                     291     187
-----------------------                                      ---------------
  5,642  6,766    4,066                                       20,386  19,595
=======================                                      ===============

                         Capital Expenditure and Acquisitions

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005                                        2005    2004
=======================                                      ==============

       $ million                                                 $ million
                          By business
                          Exploration and Production
    207     221     211     UK                                  821     762
     94      50      79     Rest of Europe                      197     255
  1,060     930   1,001     USA                               3,870   3,913
  1,237   1,292   1,671     Rest of World (a)                 5,349   6,078
-----------------------                                       -------------
  2,598   2,493   2,962                                      10,237  11,008
-----------------------                                       -------------
                          Refining and Marketing
    186      65     203     UK                                  408     411
    248      99     291     Rest of Europe                      568     599
    485     282     535     USA                               1,226   1,314
    301     115     336     Rest of World                       570     495
-----------------------                                       -------------
  1,220     561   1,365                                       2,772   2,819
-----------------------                                       -------------

                          Gas, Power and Renewables
    154       3      10     UK                                   30     166
     12       4      15     Rest of Europe                       26      19
     42      22      42     USA                                  96      80
    117      10      57     Rest of World                        83     259
-----------------------                                       -------------
    325      39     124                                         235     524
-----------------------                                       -------------
                          Other businesses and corporate
    244      92      90     UK                                  339     403
    880      40      71     Rest of Europe                      189   1,024
    527      29     131     USA                                 277     698
     74       3      47     Rest of World                       100     175
-----------------------                                       -------------
  1,725     164     339                                         905   2,300
-----------------------                                       -------------
  5,868   3,257   4,790                                      14,149  16,651
=======================                                       =============
                          By geographical area
    791     381     514     UK                                1,598   1,742
  1,234     193     456     Rest of Europe                      980   1,897
  2,114   1,263   1,709     USA                               5,469   6,005
  1,729   1,420   2,111     Rest of World (a)                 6,102   7,007
-----------------------                                       -------------
  5,868   3,257   4,790                                      14,149  16,651
=======================                                       =============
                          Included above:
  1,482       -      60   Acquisitions and asset exchanges      211   2,841
  1,539     103     140   Innovene operations                   497   1,915
=======================                                       =============

(a) Year 2004 included $1,354 million investment in TNK's interest in Slavneft within TNK-BP.

                           Exchange rates
                            US dollar/sterling average rate
   1.86    1.78    1.75       for the period                   1.82    1.83
   1.92    1.76    1.73     US dollar/sterling period-end rate 1.73    1.92
                            US dollar/euro average rate
   1.29    1.22    1.19       for the period                   1.24    1.24
   1.36    1.20    1.18     US dollar/euro period-end rate     1.18    1.36
=======================                                       =============

                      Analysis of Profit Before Interest and Tax

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005                                        2005    2004
=======================                                      ==============

       $ million                                                 $ million

                          By business
                          Exploration and Production
    998     939    (295)    UK                                2,129   3,453
    222     301     398     Rest of Europe                    2,321     837
  1,597   2,071   2,972     USA                               9,492   6,807
  1,930   3,225   3,500     Rest of World                    11,566   6,990
-----------------------                                       -------------
  4,747   6,536   6,575                                      25,508  18,087
-----------------------                                       -------------
                          Refining and Marketing
   (395)    316    (588)    UK                                 (594)   (627)
    353   1,122    (266)    Rest of Europe                    2,673   2,300
    619   1,701    (307)    USA                               3,514   3,616
    234     558      93     Rest of World                     1,349   1,255
-----------------------                                       -------------
    811   3,697  (1,068)                                      6,942   6,544
-----------------------                                       -------------
                          Gas, Power and Renewables
    158     (17)   (159)    UK                                   64      84
     (3)      4     (19)    Rest of Europe                      (17)    (31)
    102     403     132     USA                                 746     418
    266      22     160     Rest of World                       311     483
-----------------------                                       -------------
    523     412     114                                       1,104     954
-----------------------                                       -------------
                          Other businesses and corporate
    207    (144)   (141)    UK                                 (673)   (217)
   (132)     11    (124)    Rest of Europe                      (79)   (134)
   (197)   (361)    (22)    USA                                (405)   (782)
   (115)     42    (116)    Rest of World                       (34)  1,297
-----------------------                                       -------------
   (237)   (452)   (403)                                     (1,191)    164
-----------------------                                       -------------
  5,844  10,193   5,218                                      32,363  25,749
     57    (285)    234   Unrealized profit in inventory       (208)   (191)
                          Net profit on transactions between
     31     144     128     continuing and Innovene operations  527     188
-----------------------                                       -------------
  5,932  10,052   5,580   Total for continuing operations    32,682  25,746
-----------------------                                       -------------
                          Innovene operations
    (71)   (289)    490     UK                                  423    (170)
   (468)    (88)     (1)    Rest of Europe                      406      14
   (311)   (220)    (42)    USA                                (166)   (259)
   (122)    (28)     21     Rest of World                         5    (111)
-----------------------                                       -------------
   (972)   (625)    468                                         668    (526)
                          Net profit on transactions between
    (31)   (144)   (128)    continuing and Innovene operations (527)   (188)
-----------------------                                       -------------
 (1,003)   (769)    340   Total for Innovene operations         141    (714)
-----------------------                                       -------------
  4,929   9,283   5,920   Total for period                   32,823  25,032
=======================                                      ==============
                          By geographical area
  1,082   1,138  (1,039)    UK                                1,167   2,875
    500   1,523      31     Rest of Europe                    5,206   3,121
  2,035   3,543   2,974     USA                              13,139   9,725
  2,315   3,848   3,614     Rest of World                    13,170  10,025
-----------------------                                       -------------
  5,932  10,052   5,580   Total for continuing operations    32,682  25,746
=======================                                       =============


                          Analysis of Replacement Cost Profit
                                Before Interest and Tax

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005                                        2005    2004
=======================                                      ==============

       $ million                                                 $ million

                          By business
                          Exploration and Production
    998     939    (295)    UK                                2,129   3,453
    222     301     398     Rest of Europe                    2,321     837
  1,600   2,070   2,964     USA                               9,475   6,797
  1,930   3,225   3,500     Rest of World                    11,566   6,990
-----------------------                                      --------------
  4,750   6,535   6,567                                      25,491  18,077
-----------------------                                      --------------
                          Refining and Marketing
   (375)    268    (514)    UK                                 (575)   (690)
    585     657    (170)    Rest of Europe                    1,568   1,988
    847     563     363     USA                               2,302   2,874
    280     370     161     Rest of World                     1,110   1,068
-----------------------                                      --------------
  1,337   1,858    (160)                                      4,405   5,240
-----------------------                                      --------------
                          Gas, Power and Renewables
    158     (17)   (159)    UK                                   64      84
     (3)     (4)    (18)    Rest of Europe                      (17)    (32)
     90     378     138     USA                                 722     420
    250     (43)    156     Rest of World                       240     443
-----------------------                                      --------------
    495     314     117                                       1,009     915
-----------------------                                      --------------
                          Other businesses and corporate
    207    (144)   (141)    UK                                 (673)   (217)
   (132)     10    (124)    Rest of Europe                      (79)   (134)
   (197)   (366)    (22)    USA                                (405)   (782)
   (123)     48    (116)    Rest of World                       (29)  1,289
-----------------------                                      --------------
   (245)   (452)   (403)                                     (1,186)    156
-----------------------                                      --------------
  6,337   8,255   6,121                                      29,719  24,388
     57    (285)    234   Unrealized profit in inventory       (208)   (191)
                          Net profit on transactions
                            between continuing and
     31     144     128     Innovene operations                 527     188
-----------------------                                      --------------
  6,425   8,114   6,483   Total for continuing operations    30,038  24,385
-----------------------                                      --------------
                          Innovene operations
    (71)   (276)    428     UK                                  291    (244)
   (423)   (169)     (4)    Rest of Europe                      252     (54)
   (362)   (258)   (127)    USA                                (253)   (398)
   (115)    (37)     15     Rest of World                        (5)   (112)
-----------------------                                      --------------
   (971)   (740)    312                                         285    (808)
                          Net profit on transactions
                            between continuing and
    (31)   (144)   (128)    Innovene operations                (527)   (188)
-----------------------                                      --------------
 (1,002)   (884)    184   Total for Innovene operations        (242)   (996)
-----------------------                                      --------------
  5,423   7,230   6,667   Total for period                   29,796  23,389
=======================                                      ==============
                          By geographical area
  1,102   1,089    (965)    UK                                1,186   2,812
    732   1,049     128     Rest of Europe                    4,100   2,808
  2,254   2,376   3,643     USA                              11,888   8,975
  2,337   3,600   3,677     Rest of World                    12,864   9,790
-----------------------                                      --------------
  6,425   8,114   6,483   Total for continuing operations    30,038  24,385
=======================                                      ==============

                           Analysis of Non-operating Items

 Fourth   Third  Fourth
Quarter Quarter Quarter                                           Year
   2004    2005    2005                                      2005      2004
=======================                                    ================

       $ million                                               $ million

                          By business
                          Exploration and Production
    (15)    (53)   (975)    UK                             (1,996)      (21)
      -       -       6     Rest of Europe                  1,036        (1)
   (268)   (106)   (121)    USA                              (231)     (373)
     55      12     111     Rest of World                     193      (101)
-----------------------                                     ---------------
   (228)   (147)   (979)                                     (998)     (496)
-----------------------                                     ---------------
                          Refining and Marketing
   (411)     (3)     (8)    UK                                (26)     (530)
    (25)    (53)    (33)    Rest of Europe                    (97)      (35)
     89     (96)    118     USA                              (607)      (52)
    (18)     (2)    (27)    Rest of World                     (59)      (77)
-----------------------                                     ---------------
   (365)   (154)     50                                      (789)     (694)
-----------------------                                     ---------------
                          Gas, Power and Renewables
      -      90    (306)    UK                                (45)        -
     (1)      -       -     Rest of Europe                      -        (1)
      1       5       -     USA                                26         1
     40       -      (1)    Rest of World                      (1)       56
-----------------------                                     ---------------
     40      95    (307)                                      (20)       56
-----------------------                                     ---------------
                          Other businesses and corporate
    (87)     (6)    (57)    UK                               (111)     (130)
    (12)      -       -     Rest of Europe                     11       (66)
    100    (284)     (7)    USA                              (284)     (347)
    (12)      -       -     Rest of World                       -     1,388
-----------------------                                     ---------------
    (11)   (290)    (64)                                     (384)      845
-----------------------                                     ---------------
                            Total before taxation
   (564)   (496) (1,300)      for continuing operations    (2,191)     (289)
    166     167     421     Taxation credit (charge)          717        83
-----------------------                                     ---------------
                            Total after taxation for
   (398)   (329)   (879)      continuing operations        (1,474)     (206)
-----------------------                                     ---------------
                          Innovene operations
   (218)   (301)    221     UK                                (83)     (223)
   (427)   (224)    (30)    Rest of Europe                   (273)     (427)
   (355)   (208)    (50)    USA                              (259)     (355)
   (114)    (26)     (5)    Rest of World                     (32)     (114)
-----------------------                                     ---------------
                          Total before taxation for
 (1,114)   (759)    136   Innovene operations (a)            (647)(a)(1,119)
    251     167     190   Taxation credit (charge)            367       253
-----------------------                                     ---------------
                          Total after taxation for
   (863)   (592)    326     Innovene operations              (280)     (866)
-----------------------                                     ---------------
 (1,261)   (921)   (553)  Total after taxation for period  (1,754)   (1,072)
=======================                                     ===============


(a) Includes the loss on re-measurement to fair value of $724 million and $(133) million in the third and fourth quarters of 2005, impairment charges of $24 million and $35 million in the first and third quarters of 2005 respectively, and a gain on disposal of $3 million in the fourth quarter of 2005.


             Depreciation of Fixed Asset Revaluation Adjustment

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005                                        2005    2004
=======================                                      ==============

       $ million                                                 $ million

                          Exploration and Production
      9       6       7     UK                                   33      34
     81      64      62     USA                                 272     362
      3       5       5     Rest of World                        18      19
-----------------------                                       -------------
     93      75      74                                         323     415
-----------------------                                       -------------
                          Refining and Marketing
     31      31      31     USA                                 124     124
-----------------------                                       -------------
     31      31      31                                         124     124
-----------------------                                       -------------
                          Total depreciation of revaluation
    124     106     105     adjustment (a)(b)                   447     539
=======================                                       =============

(a) Relates to the revaluation adjustment consequent upon the ARCO acquisition.

(b) Excludes impairment of the revaluation adjustment which is included in non-operating items.


                  Net Debt Ratio - Net Debt: Net Debt + Equity


 Fourth   Third  Fourth
Quarter Quarter Quarter                                        31 December
   2004    2005    2005                                        2005    2004
=======================                                      ==============

       $ million                                                 $ million

 23,091  22,159  19,162   Gross debt                         19,162  23,091
  1,359   2,182   2,960   Cash and cash equivalents           2,960   1,359
-----------------------                                      --------------
 21,732  19,977  16,202   Net debt                           16,202  21,732
=======================                                      ==============
 78,235  82,726  80,765   Equity                             80,765  78,235
    22%     19%      17%  Net debt ratio                         17%     22%
=======================                                      ==============

                          Production and Realizations

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2004    2005    2005                                        2005    2004
=======================                                      ==============

                          Production (a)
                          Crude oil (mb/d) (net of royalties)
    301     224     244     UK                                  261     312
     70      64      69     Rest of Europe                       71      73
    519     427     432     USA                                 491     530
  1,506   1,598   1,655     Rest of World                     1,566   1,425
-----------------------                                       -------------
  2,396   2,313   2,400     Total crude oil production        2,389   2,340
=======================                                       =============
                          Natural gas liquids (mb/d) (net of royalties)
     19      12      16     UK                                   16      18
      4       4       4     Rest of Europe                        4       4
    142     113     111     USA                                 122     138
     32      30      33     Rest of World                        31      31
-----------------------                                       -------------
                            Total natural gas
    197     159     164     liquids production                  173     191
=======================                                       =============
                          Liquids (b)(mb/d) (net of royalties)
    320     236     260     UK                                  277     330
     74      68      73     Rest of Europe                       75      77
    661     540     543     USA                                 613     668
  1,538   1,628   1,688     Rest of World                     1,597   1,456
-----------------------                                       -------------
  2,593   2,472   2,564     Total liquids production          2,562   2,531
=======================                                       =============
                          Natural gas (mmcf/d) (net of royalties)
  1,227     831   1,156     UK                                1,090   1,174
    113      99     107     Rest of Europe                      108     125
  2,651   2,456   2,359     USA                               2,547   2,748
  4,723   4,455   4,836     Rest of World                     4,679   4,456
-----------------------                                       -------------
  8,714   7,841   8,458     Total natural gas production      8,424   8,503
=======================                                       =============
                          Average realizations (c)
                          Crude oil ($/bbl)
  42.01   57.77   54.70     UK                                51.22   36.11
  42.07   56.64   57.40     USA                               50.98   37.40
  38.29   55.89   49.93     Rest of World                     48.32   34.99
  41.01   56.83   53.92     BP Average                        50.27   36.45
=======================                                       =============
                          Natural gas liquids ($/bbl)
  40.23   47.49   43.68     UK                                37.95   31.79
  29.31   36.39   37.78     USA                               31.94   25.67
  33.10   32.97   42.10     Rest of World                     35.11   27.76
  31.20   36.70   39.29     BP Average                        33.23   26.75
=======================                                       =============
                          Liquids ($/bbl)
  41.91   57.26   54.02     UK                                50.45   35.87
  39.73   53.17   53.98     USA                               47.83   35.41
  37.94   54.63   49.51     Rest of World                     47.56   34.51
  39.88   54.80   52.44     BP Average                        48.51   35.39
=======================                                       =============
                          Natural gas ($/mcf)
   5.16    4.45    6.96     UK                                 5.53    4.32
   5.72    6.77    9.48     USA                                6.78    5.11
   3.00    3.43    4.08     Rest of World                      3.46    2.74
   4.28    4.75    6.24     BP Average                         4.90    3.86
=======================                                       =============

(a)  Includes BP's share of production of equity-accounted entities.

(b)  Crude oil and natural gas liquids.

(c) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.


                                     Notes

1.  Transition to International Financial Reporting Standards

    For all periods up to and including the year ended 31 December 2004, BP prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005 BP is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission ('EC'). Consequently, financial information for year of 2005 must be prepared on the basis of IFRS.

    The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date (that is, for BP, 31 December 2005) should be applied retrospectively. However, IFRS 1 'First-time Adoption of International Financial Reporting Standards' contains a number of exemptions which companies are permitted to apply. BP has elected:

    - not to present comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

    - not to restate its financial information for acquisitions occurring before 1 January 2003.

    -  to deem cumulative translation differences to be zero at 1 January
       2003.

    - to recognize all actuarial gains and losses on pensions and other post-retirement benefits directly in shareholders' equity at 1 January 2003. This is consistent with the group's adoption of FRS 17 'Retirement Benefits' in 2004.

    - to apply IFRS 2 'Share-based Payment' retrospectively to all share-based payments.

    As a result of the above exemptions certain changes apply from 1 January 2003 (BP's Date of Transition) followed by further changes (due to IAS 32 and IAS 39) to apply from 1 January 2005.

    The annual information for 2005 and the restatement of financial information for the year ended 31 December 2004 and the interim quarters of 2004 have been prepared on the basis of all International Financial Reporting Standards (IFRSs) (with the exception of IAS 32 and IAS 39 (as amended) for the 2004 information) and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) in effect for the year ending 31 December 2005. In addition, BP has decided to early adopt IFRS 6 'Exploration for and Evaluation of Mineral Resources', the amendment to IAS 19 'Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures', the amendment to IAS 39 'Financial Instruments: Recognition and Measurement - Cash Flow Hedge Accounting of Forecast Intra-group Transactions' and IFRIC 4 'Determining whether an Arrangement contains a Lease'.

    In the financial information for the year ended 31 December 2004 and the interim quarters of 2004 financial assets and financial liabilities are accounted for on the basis of UK GAAP.

    Under UK GAAP, all derivatives used for trading purposes are recognized on the balance sheet at fair value. However, derivative financial instruments used for hedging purposes are recognized by applying either the accrual method or the deferral method. Under the accrual method, amounts payable or receivable in respect of derivatives are recognized rateably in earnings over the period of the contracts. Changes in the derivative's fair value are not recognized. On the deferral method, gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts as the underlying hedged transaction matures or occurs.

    From 1 January 2005 for IFRS all financial assets and financial liabilities have to be recognized initially at fair value. In subsequent periods the measurement of these financial instruments depends on their classification into one of the following measurement categories: i) financial assets or financial liabilities at-fair-value-through-profit-and-loss (such as those used for trading purposes, and all derivatives which do not qualify for hedge accounting); ii) loans and receivables; iii) available-for-sale financial assets (including certain investments held for the long term) and iv) other liabilities.

    The effect of adopting IAS 39 at 1 January 2005 is shown as a movement in BP shareholders' equity for 2005.


                                    Notes

1.  Transition to International Financial Reporting Standards (continued)

    The principal differences for the group between reporting on the basis of UK GAAP and IFRS are as follows:

    -  ceasing to amortize goodwill.

    -  setting up deferred taxation on:

       -  acquisitions;
       -  inventory valuation differences;
       - unremitted earnings of subsidiaries, associates and jointly controlled entities.

    -  expensing a greater proportion of major maintenance costs.

    - no longer recognizing dividends proposed but not declared as a liability at the balance sheet date.

    - recognizing an expense for the fair value of employee share option schemes rather than the intrinsic value.

    -  recording asset swaps on the basis of fair value.

    -  measuring embedded derivatives at fair value.

    BP has produced an explanatory note setting out its accounting policies under IFRS, the major differences between UK GAAP and IFRS for BP, and reconciliations of UK GAAP to IFRS for its 2003 and 2004 Income and Cash Flow Statements, its Balance Sheets at 1 January 2003, 31 December 2003, 31 December 2004 and 1 January 2005. This information can be found at the Investor Centre www.bp.com. In addition, the reconciliations for 2004 interim periods included in this report are shown below.

                                                       Fourth
                                                      Quarter          Year
                                                         2004          2004
                                                      =====================
                                                             $ million

    Profit for the period under UK GAAP                 2,610        15,961

    Adjustments
      Goodwill amortization                               412         1,489
      Major maintenance expenditure                       (94)         (217)
      Share-based payments                                 85           (24)
      Asset swaps                                          36            39
      Recycling foreign exchange on disposal                -            78
      Deferred tax                                        (24)          (74)
      Other                                                44            10
                                                      ---------------------
    Profit for the period under IFRS                    3,069        17,262
                                                      =====================

                                                                31 December
                                                                       2004
                                                                    =======
                                                                  $ million

    BP shareholders' equity under UK GAAP                            76,656

    Adjustments
      Goodwill amortization                                           2,985
      Major maintenance expenditure                                    (794)
      Share-based payments                                              353
      Asset swaps                                                      (190)
      Deferred tax                                                   (3,986)
      Dividend accrual                                                1,821
      Other                                                              47
                                                                    -------
    BP shareholders' equity under IFRS                               76,892
                                                                    =======


                                     Notes

2.  Resegmentation

    With effect from 1 January 2005 there have been the following changes to the business segments reported by the group.

    (a) The Mardi Gras pipeline system in the Gulf of Mexico has been transferred from Exploration and Production to Refining and Marketing.

    (b) The aromatics and acetyls operations and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany have been transferred from the former Petrochemicals segment to Refining and Marketing.

    (c) The olefins and derivatives operations have been transferred from the former Petrochemicals segment to the Olefins and Derivatives business. The legacy historical results of other petrochemicals assets that had been divested during 2004 and 2003 are included within Other businesses and corporate.

    (d) The Grangemouth and Lavera refineries have been transferred from Refining and Marketing to the Olefins and Derivatives business to maintain existing operating synergies with the co-located olefin and derivatives operations.

    (e) A small US operation, the Hobbs fractionator, which supplies petrochemicals feedstock, has been transferred from Gas, Power and Renewables to the Olefins and Derivatives business.

    The Olefins and Derivatives business is reported within Other businesses and corporate. This re-organisation was a precursor to seeking to divest the Olefins and Derivatives business. As indicated in Note 3, during 2005 we have divested Innovene and shown these activities as discontinued operations in these accounts. Innovene represented the majority of the Olefins and Derivatives business.

    Comparative financial and operating information is shown after resegmentation and the adoption of International Financial Reporting Standards.

3.  Sale of Olefins and Derivatives business

    BP announced on 7 October 2005 its intention to sell Innovene, its olefins, derivatives and refining group to INEOS. The transaction became unconditional on 9 December on receipt of European Commission clearance and was completed on 16 December 2005. The transaction included all Innovene's manufacturing sites, markets and technologies. The equity-accounted investments in China and Malaysia which were part of the Olefins and Derivatives business remain with BP and are included within Other businesses and corporate.

    The Innovene operations represent a separate major line of business for BP. As a result of the sale, these operations have been treated as discontinued operations for the year ended 31 December 2005. A single amount is shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the re-measurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene are reported separately from the continuing operations of the BP group. The table below provides further detail of the amount shown on the income statement. The income statements for prior periods have been restated to conform to this style of presentation.

    In the cash flow statement the cash provided by the operating activities of Innovene has been separated from that of the rest of the group and reported as a single line item.

    Gross proceeds received amounted to $8,477 million and there were selling costs of $120 million and initial closing adjustments of $43 million. The proceeds are subject to final closing adjustments. The re-measurement to fair value less costs to sell resulted in a loss of $591 million before tax. The originally announced transaction value of $9,000 million has been reduced by the value of certain liabilities transferred to INEOS and certain assets retained by BP on closing.


                                     Notes

3.  Sale of Olefins and Derivatives business (continued)

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
            $ million                                            $ million

                                 Profit (loss) before tax from
        (972)     99     335       Innovene operations        1,259    (526)
                                 Net profit on transactions
                                   between continuing and
         (31)   (144)   (128)      Innovene operations         (527)   (188)
     -----------------------                                ---------------
                                 Profit (loss) before
      (1,003)    (45)    207       Interest and taxation        732    (714)

          (5)      -       1     Other finance income (expense)   3     (17)
                                 (Loss)/gain recognized on
                                   the re-measurement to
           -    (724)    133       fair value                  (591)      -
     -----------------------                                ---------------
      (1,008)   (769)    341                                    144    (731)
                                 Taxation
                                 Related to profit
         227     (56)    (86)      before tax                  (306)    109
                                 Related to re-measurement
           -     159     187         to fair value              346       -
     -----------------------                                ---------------
                                 Profit (loss) from
        (781)   (666)    442       Innovene operations          184    (622)
     =======================                                ===============

4.  Change in accounting policy

    The group's accounting policy has been to present oil, natural gas and power forward sales and purchases gross in the income statement. However, during 2005, a review was undertaken into the presentation of these commodity derivative transactions and related activity. These transactions have previously been presented gross in the income statement, although in certain areas of the group's activity physical delivery can be optional and avoided by buying or selling offsetting contracts through a market mechanism. This led to the conclusion that it was more appropriate to represent transactions in these areas net rather than gross. These sale and purchase transactions are now offset and reported net in sales and other operating revenues. Other derivative contracts where physical delivery is the norm continue to be reported gross.

    This change in accounting policy, while reducing sales and other operating revenues and purchases, has no impact on reported profit, cash flows and balance sheet.

    Sales and other operating revenues for earlier quarters of 2005 and for 2004 have been restated as have purchases. The restated sales and other operating revenues information is set out below. The impact of the change in accounting policy on sales and other operating revenues and purchases for the year ended 31 December 2005 was approximately $105,000 million.

                                     Notes

4.  Change in accounting policy (continued)


    Sales and other operating revenues      First    Second    Third    Nine
    for 2005 as reported                  Quarter   Quarter  Quarter  Months
                                          ----------------------------------
                                                      $ million
    By business
     Exploration and Production            10,186    10,934   11,321  32,441
     Refining and Marketing                51,646    61,022   68,790 181,458
     Gas, Power and Renewables             23,667    23,110   28,917  75,694
     Other businesses and corporate           172       174      161     507
                                          ----------------------------------
    Sales by continuing operations         85,671    95,240  109,189 290,100
    Less: sales between businesses          8,369     7,843    8,511  24,723
          sales to Innovene operations      2,113     3,926    4,158  10,197
                                          ----------------------------------
    Third party sales of
      continuing operations                75,189    83,471   96,520 255,180
                                          ----------------------------------
    Innovene sales                          7,120     5,951    5,824  18,895
    Less: sales to continuing operations    3,311     2,605    2,667   8,583
                                          ----------------------------------
    Third party sales of
      Innovene operations                   3,809     3,346    3,157  10,312
                                          ----------------------------------
    Total third party sales                78,998    86,817   99,677 265,492
                                          ==================================
    By geographical area
     UK                                    24,829    29,998   37,406  92,233
     Rest of Europe                        15,824    16,916   16,904  49,644
     USA                                   32,944    38,115   45,759 116,818
     Rest of World                         18,614    20,028   19,595  58,237
                                          ----------------------------------
    Sales by continuing operations         92,211   105,057  119,664 316,932
    Less: sales between areas              14,909    17,660   18,986  51,555
          sales to Innovene operations      2,113     3,926    4,158  10,197
                                          ----------------------------------
                                           75,189    83,471   96,520 255,180
                                          ==================================

    Sales and other operating revenues      First    Second    Third    Nine
    for 2005 as restated                  Quarter   Quarter  Quarter  Months
                                          ----------------------------------
                                                      $ million
    By business
     Exploration and Production            10,186    10,934   11,321  32,441
     Refining and Marketing                47,762    55,115   63,278 166,155
     Gas, Power and Renewables              7,105     6,250    7,219  20,574
     Other businesses and corporate           172       174      161     507
                                          ----------------------------------
    Sales by continuing operations         65,225    72,473   81,979 219,677
    Less: sales between businesses          8,369     7,843    8,511  24,723
          sales to Innovene operations      2,113     3,926    4,158  10,197
                                          ----------------------------------
    Third party sales of
      continuing operations                54,743    60,704   69,310 184,757
                                          ----------------------------------
    Innovene sales                          7,120     5,951    5,824  18,895
    Less: sales to continuing operations    3,311     2,605    2,667   8,583
                                          ----------------------------------
    Third party sales of
      Innovene operations                   3,809     3,346    3,157  10,312
                                          ----------------------------------
    Total third party sales                58,552    64,050   72,467 195,069
                                          ==================================
    By geographical area
     UK                                    19,821    25,246   32,863  77,930
     Rest of Europe                        15,824    16,916   16,904  49,644
     USA                                   23,395    25,881   30,724  80,000
     Rest of World                         12,725    14,247   11,963  38,935
                                          ----------------------------------
    Sales by continuing operations         71,765    82,290   92,454 246,509
    Less: sales between areas              14,909    17,660   18,986  51,555
          sales to Innovene operations      2,113     3,926    4,158  10,197
                                          ----------------------------------
                                           54,743    60,704   69,310 184,757
                                          ==================================

                                     Notes

4.  Change in accounting policy (continued)

    Sales and other operating          First  Second   Third  Fourth
    revenues for 2004 as reported    Quarter Quarter Quarter Quarter    Year
                                    ----------------------------------------
                                                    $ million
    By business
     Exploration and Production        8,186   8,083   8,601   9,830  34,700
     Refining and Marketing           45,307  49,849  46,639  51,122 192,917
     Gas, Power and Renewables        20,975  18,434  20,443  23,468  83,320
     Other businesses and corporate      121     132     137     156     546
                                     ---------------------------------------
    Sales by continuing operations    74,589  76,498  75,820  84,576 311,483
    Less: sales between businesses     6,726   6,769   7,873   8,236  29,604
          sales to Innovene operations 1,824   1,948   2,183   2,271   8,226
                                     ---------------------------------------
    Third party sales of
      continuing operations           66,039  67,781  65,764  74,069 273,653
                                     ---------------------------------------
    Innovene sales                     3,698   3,779   4,437   5,534  17,448
    Less: sales to continuing
          operations                   1,276   1,246   1,774   1,873   6,169
                                     ---------------------------------------
    Third party sales of
      Innovene operations              2,422   2,533   2,663   3,661  11,279
                                     ---------------------------------------
    Total third party sales           68,461  70,314  68,427  77,730 284,932
                                     =======================================
    By geographical area
     UK                               15,839  15,881  20,355  23,013  75,088
     Rest of Europe                    9,787  11,023  11,499  12,549  44,858
     USA                              30,931  32,629  30,476  32,556 126,592
     Rest of World                    15,721  15,533  16,552  19,504  67,310
                                     ---------------------------------------
    Sales by continuing operations    72,278  75,066  78,882  87,622 313,848
    Less: sales between areas          4,415   5,337  10,935  11,282  31,969
          sales to Innovene operations 1,824   1,948   2,183   2,271   8,226
                                     ---------------------------------------
                                      66,039  67,781  65,764  74,069 273,653
                                     =======================================

    Sales and other operating          First  Second   Third  Fourth
    revenues for 2004 as restated    Quarter Quarter Quarter Quarter    Year
                                    ----------------------------------------
                                                    $ million
    By business
     Exploration and Production        8,186   8,083   8,601   9,830  34,700
     Refining and Marketing           41,380  47,809  41,057  46,104 176,350
     Gas, Power and Renewables         6,685   5,916   5,749   7,760  26,110
     Other businesses and corporate      121     132     137     156     546
                                     ---------------------------------------
    Sales by continuing operations    56,372  61,940  55,544  63,850 237,706
    Less: sales between businesses     6,726   6,769   7,873   8,236  29,604
          sales to Innovene operations 1,824   1,948   2,183   2,271   8,226
                                     ---------------------------------------
    Third party sales of
      continuing operations           47,822  53,223  45,488  53,343 199,876
                                     ---------------------------------------
    Innovene sales                     3,698   3,779   4,437   5,534  17,448
    Less: sales to continuing
          Operations                   1,276   1,246   1,774   1,873   6,169
                                     ---------------------------------------
    Third party sales of
      Innovene operations              2,422   2,533   2,663   3,661  11,279
                                     ---------------------------------------
    Total third party sales           50,244  55,756  48,151  57,004 211,155
                                     =======================================
    By geographical area
     UK                               11,584  13,901  16,407  18,259  60,151
     Rest of Europe                    9,787  11,023  11,499  12,549  44,858
     USA                              22,062  24,351  18,571  22,216  87,200
     Rest of World                    10,628  11,233  12,129  13,872  47,862
                                     ---------------------------------------
    Sales by continuing operations    54,061  60,508  58,606  66,896 240,071
    Less: sales between areas          4,415   5,337  10,935  11,282  31,969
          sales to Innovene operations 1,824   1,948   2,183   2,271   8,226
                                     ---------------------------------------
                                      47,822  53,223  45,488  53,343 199,876
                                     =======================================

                                     Notes

5.  Sales and other operating revenues

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
            $ million                                            $ million
                               By business
       9,830  11,321  14,769     Exploration and Production  47,210  34,700
      46,104  63,278  53,979     Refining and Marketing     220,134 176,350
       7,760   7,219   7,987     Gas, Power and Renewables   28,561  26,110
                                 Other businesses
         156     161     161       and corporate                668     546
     -----------------------                                ---------------
                               Sales by continuing
      63,850  81,979  76,896     operations                 296,573 237,706
                               Less: sales between
       8,236   8,511  10,595           businesses            35,318  29,604
                                     sales to Innovene
       2,271   4,158   1,593           operations            11,790   8,226
     -----------------------                                ---------------
                               Third party sales of
      53,343  69,310  64,708     continuing operations      249,465 199,876
     =======================                                ===============
       5,534   5,824   3,509   Innovene sales                20,627  17,448
                               Less: sales to continuing
       1,873   2,667   1,445         operations               8,251   6,169
     -----------------------                                ---------------
                               Third party sales of
       3,661   3,157   2,064     Innovene operations         12,376  11,279
     -----------------------                                ---------------
      57,004  72,467  66,772   Total third party sales      261,841 211,155
     =======================                                ===============
                               By geographical area
      18,259  32,863  18,204     UK                          96,134  60,151
      12,549  16,904  14,661     Rest of Europe              64,305  44,858
      22,216  30,724  23,185     USA                        103,185  87,200
      13,872  11,963  20,693     Rest of World               59,628  47,862
     -----------------------                                ---------------
                                Sales by continuing
      66,896  92,454  76,743      operations                323,252 240,071
      11,282  18,986  10,442    Less: sales between areas    61,997  31,969
                                      sales to Innovene
       2,271   4,158   1,593            operations           11,790   8,226
     -----------------------                                ---------------
      53,343  69,310  64,708                                249,465 199,876
     =======================                                ===============


                                Notes

6.   Operating profits are after charging:

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
            $ million                                            $ million
                               Exploration expense
          17       3      11   UK                                32      26
          10       1       -   Rest of Europe                     2      25
         143     120     117   USA                              425     361
          88      53      80   Rest of World                    225     225
     -----------------------                                 --------------
         258     177     208                                    684     637
     =======================                                 ==============
                               Production and similar taxes (a)
         112      95     133   UK                               495     335
         535     739     697   Overseas                       2,515   1,814
     -----------------------                                 --------------
         647     834     830                                  3,010   2,149
     =======================                                 ==============


     (a) Production taxes are charged against Exploration and Production's operating profit.

7. Finance costs

         188     237     278   Interest payable                 910     644
         (45)    (93)   (106)  Capitalized                     (351)   (204)
     -----------------------                                 --------------
         143     144     172                                    559     440
                               Early redemption of finance
           -       -       -     leases                          57       -
     -----------------------                                 --------------
         143     144     172                                    616     440
     =======================                                 ==============

8. Other finance expense

                               Interest on pension and other
                                 post-retirement benefit
         519     502     497     plan liabilities             2,022   2,012
                               Expected return on pension
                                 and other post-retirement
        (501)   (528)   (521)    benefit plan assets         (2,138) (1,983)
     -----------------------                                 --------------
                               Interest net of expected return
          18     (26)    (24)    on plan assets                (116)     29
                               Unwinding of discount
          50      49      57     on provisions                  201     196
                               Unwinding of discount on
                                 deferred consideration for
                                 acquisition of investment
          17      14       9     in TNK-BP                       57      91
                               Change in discount rate
          41       -       -     for provision                    -      41
     -----------------------                                 --------------
         126      37      42                                    142     357
          (5)      -       1   Innovene operations                3     (17)
     -----------------------                                 --------------
         121      37      43                                    145     340
     =======================   Continuing operations         ==============


                                Notes

9.   Dividends paid

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
                               Dividends per ordinary share
        7.10   8.925   8.925   cents                          34.85   27.70
       3.910   5.119   5.061   pence                         19.152  15.251
        42.6   53.55   53.55   Dividends per ADS (cents)     209.10  166.20
     =======================                                 ==============

10.  Analysis of changes in net debt

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
            $ million                                            $ million

                               Opening balance
      20,445  19,302  22,159   Finance debt                  23,091  22,325
                               Less: Cash and cash
       1,741   1,360   2,182     equivalents                  1,359   2,056
     -----------------------                                ---------------
      18,704  17,942  19,977   Opening net debt              21,732  20,269
     -----------------------                                ---------------
                               Closing balance
      23,091  22,159  19,162   Finance debt                  19,162  23,091
                               Less: Cash and cash
       1,359   2,182   2,960     equivalents                  2,960   1,359
     -----------------------                                ---------------
      21,732  19,977  16,202   Closing net debt              16,202  21,732
     -----------------------                                ---------------
                               Decrease (increase)
      (3,028) (2,035)  3,775     in net debt                  5,530  (1,463)
     =======================                                ===============
                               Movement in cash and cash
                                 equivalents (excluding
        (460)    896     783     exchange adjustments)        1,689    (788)
                               Net cash outflow (inflow)
                                 from financing(excluding
      (2,535) (3,060)  2,936     share capital)               3,803    (431)
           -       -       -   Adoption of IAS 39              (147)      -
           -       8      48   Fair value hedge adjustment      171       -
          37      33      11   Other movements                  146      68
     -----------------------                                 --------------
                               Movement in net debt before
      (2,958) (2,123)  3,778     exchange effects             5,662  (1,151)
         (70)     88      (3)  Exchange adjustments            (132)   (312)
     -----------------------                                 --------------
                               Decrease (increase)
      (3,028) (2,035)  3,775     in net debt                  5,530  (1,463)
     =======================                                 ==============


                               Notes

11.  TNK-BP Operational and Financial Information

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
                               Production (Net of royalties)
                                (BP share)
         884     930     936   Crude oil (mb/d)                 911     830
         515     449     530   Natural gas (mmcf/d)             482     463
         972   1,007   1,027   Total hydrocarbons (mboe/d)(a)   994     910
     =======================                                 ==============

            $ million                                            $ million
                               Income statement (BP share)
         659   1,253   1,029   Profit before interest and tax 3,817   2,421
         (22)    (37)    (30)  Interest expense *              (128)   (101)
        (184)   (347)   (234)  Taxation                        (976)   (675)
         (17)    (46)    (31)  Minority interest               (104)    (43)
     -----------------------                                 --------------
         436     823     734   Net Income (b)                 2,609   1,602
     =======================                                 ==============
                               * Excludes unwinding of discount
          17      14       9       on deferred consideration     57      91
     =======================                                 ==============
                               Cash Flow
                               Additional investment in
           -       -       -     TNK-BP joint venture             -  (1,416)
                               Dividends related to period
           -       -       -     prior to acquisition             -     166
     -----------------------                                 --------------
                               Net investment in TNK-BP
           -       -       -     joint venture                    -  (1,250)
     =======================                                 ==============
         610     750     525   Dividends received             1,950   1,760
           -       -     771   Dividends receivable             771       -
     =======================                                 ==============

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2004    2005    2005                                   2005    2004
     =======================                                 ==============

                               Average oil marker prices ($/bbl)
       37.75   57.13   53.23   Urals (NWE - cif)              50.29   34.08
       38.82   57.39   54.07   Urals (Med - cif)              50.84   34.45
       22.30   36.60   31.73   Domestic Oil                   28.77   20.61
     =======================                                 ==============


    Balance Sheet                             31 December       31 December
                                                     2005              2004
                                                 ==========================
    Investments in jointly controlled entities      8,089             8,294
                                                 ==========================
    Deferred consideration
      Due within one year                           1,227             1,227
      Due after more than one year                      -             1,194
                                                 --------------------------
                                                    1,227             2,421
                                                 ==========================

(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(b) Fourth quarter 2005 includes a net gain of $270 million on the disposal of non-core producing assets in the Saratov region, along with the Orsk refinery.

As reported in previous quarters, various TNK-BP companies have received tax notifications. Upon entering into the joint venture arrangement, each party received indemnities from its co-venturers in respect of historical tax liabilities related to assets contributed to the joint venture. BP believes existing provisions are adequate for its share of any liabilities arising from tax claims not covered by these indemnities.

                                      Notes

12.  Equity-accounted entities

    The group's profit for the period includes the following in respect of equity-accounted entities.


                                    RC profit                       Profit
                                        (loss)     Inventory        (loss)
                                       before       holding         before
                                     interest         gains       interest
                                      and tax       (losses)       and tax
                                   ---------------------------------------
                                                   $ million
Fourth Quarter 2005
Exploration and Production              1,292             -          1,292
Refining and Marketing                     71             8             79
Gas, Power and Renewables                  22             -             22
Other businesses and corporate             21             -             21
                                   ---------------------------------------
Continuing operations                   1,406             8          1,414
Innovene operations                       (17)            -            (17)
                                   ---------------------------------------
                                        1,389             8          1,397
                                   =======================================
Third Quarter 2005
Exploration and Production              1,523             -          1,523
Refining and Marketing                    126             4            130
Gas, Power and Renewables                  (2)            -             (2)
Other businesses and corporate             62             -             62
                                   ---------------------------------------
Continuing operations                   1,709             4          1,713
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        1,709             4          1,713
                                   =======================================

Fourth Quarter 2004
Exploration and Production                889             -            889
Refining and Marketing                     71             7             78
Gas, Power and Renewables                   7             -              7
Other businesses and corporate            (17)            -            (17)
                                   ---------------------------------------
Continuing operations                     950             7            957
Innovene operations                        (2)            2              -
                                   ---------------------------------------
                                          948             9            957
                                   =======================================


                                      Notes

12.  Equity-accounted entities (continued)
                                                                    Profit
                                                                    (loss)
                                                       Minority    for the
                                  Interest     Tax     interest     period
                                  ----------------------------------------
                                                  $ million
Fourth Quarter 2005
Exploration and Production             (56)   (313)         (30)       893
Refining and Marketing                  (8)    (27)           -         44
Gas, Power and Renewables               (1)     (1)           -         20
Other businesses and corporate         (10)      -            -         11
                                   ---------------------------------------
Continuing operations                  (75)   (341)         (30)       968
Innovene operations                      -       -            -        (17)
                                   ---------------------------------------
                                       (75)   (341)         (30)       951
                                   =======================================
Third Quarter 2005
Exploration and Production             (63)   (421)         (46)       993
Refining and Marketing                  (6)    (23)           -        101
Gas, Power and Renewables               (1)     (4)           -         (7)
Other businesses and corporate         (17)      -            -         45
                                   ---------------------------------------
Continuing operations                  (87)   (448)         (46)     1,132
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                       (87)   (448)         (46)     1,132
                                   =======================================
Fourth Quarter 2004
Exploration and Production             (48)   (376)         (17)       448
Refining and Marketing                  (3)    (25)           -         50
Gas, Power and Renewables               (2)     (1)           -          4
Other businesses and corporate          (1)      4            -        (14)
                                   ---------------------------------------
Continuing operations                  (54)   (398)         (17)       488
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                       (54)   (398)         (17)       488
                                   =======================================

                                     Notes

12.  Equity-accounted entities (continued)

                                    RC profit                       Profit
                                        (loss)     Inventory        (loss)
                                       before       holding         before
                                     interest         gains       interest
                                      and tax       (losses)       and tax
                                   ---------------------------------------
                                                   $ million
Year 2005
Exploration and Production              4,819             -          4,819
Refining and Marketing                    345            (2)           343
Gas, Power and Renewables                  34             -             34
Other businesses and corporate             84            (5)            79
                                   ---------------------------------------
Continuing operations                   5,282            (7)         5,275
Innovene operations                       (14)            -            (14)
                                   ---------------------------------------
                                        5,268            (7)         5,261
                                   =======================================
Year 2004
Exploration and Production              3,246             -          3,246
Refining and Marketing                    336            21            357
Gas, Power and Renewables                  15             -             15
Other businesses and corporate             23             7             30
                                   ---------------------------------------
Continuing operations                   3,620            28          3,648
Innovene operations                       (19)           10             (9)
                                   ---------------------------------------
                                        3,601            38          3,639
                                   =======================================

                                                                    Profit
                                                                    (loss)
                                                       Minority    for the
                                  Interest     Tax     interest     period
                                  ----------------------------------------
                                                  $ million
Year 2005
Exploration and Production            (227) (1,250)        (104)     3,238
Refining and Marketing                 (24)    (81)           -        238
Gas, Power and Renewables               (7)     (8)           -         19
Other businesses and corporate         (31)      -            -         48
                                   ---------------------------------------
Continuing operations                 (289) (1,339)        (104)     3,543
Innovene operations                      -       -            -        (14)
                                   ---------------------------------------
                                      (289) (1,339)        (104)     3,529
                                   =======================================
Year 2004
Exploration and Production            (189) (1,029)         (43)     1,985
Refining and Marketing                 (15)    (83)           -        259
Gas, Power and Renewables               (7)     (2)           -          6
Other businesses and corporate          (4)      4            -         30
                                   ---------------------------------------
Continuing operations                 (215) (1,110)         (43)     2,280
Innovene operations                     (3)      -            -        (12)
                                   ---------------------------------------
                                      (218) (1,110)         (43)     2,268
                                   =======================================


                               Notes

13.  First quarter results

     BP's first quarter results will be announced on 25 April 2006.

14.  Statutory accounts

     The above financial information does not constitute statutory accounts. The summarized group income statement, summarized group balance sheet, summarized group cash flow statement, group statement of recognized income and expenses and the notes thereon (except Note 11) for the years ended 31 December 2005 and 2004 are an extract from BP Annual Report and Accounts 2005, approved by a duly appointed and authorised committee of the Board of Directors at the Results Committee meeting held on 6 February 2006, but not yet delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified. BP Annual Report and Accounts 2005 will be published on 14 March 2006.

                                   Contacts

                                   London                   United States
                                   --------------           --------------
Press Office                       Roddy Kennedy            Ronnie Chappell
                                   +44 (0)20 7496 4624      +1 281 366 5174

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http://www.bp.com/investors









                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 07 February 2006                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary